SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 16, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

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Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated November 13, 2018: Nokia to sharpen customer organization focus as the 5G era accelerates and announces changes in the composition of the Nokia Group Leadership Team

Nokia Corporation
Stock Exchange Release
November 13, 2018 at 09:30 (CET +1)

Nokia to sharpen customer organization focus as the 5G era accelerates and announces changes in the composition of the Nokia Group Leadership Team

•                  Ricky Corker appointed President of Customer Operations, Americas

•                  Federico Guillén appointed President of Customer Operations, EMEA & Asia

•                  Ashish Chowdhary to leave Nokia at the end of 2018 after 15 successful years

Espoo, Finland — Nokia today announced plans to realign its primary customer-facing organization into two regional groups: one covering the Americas and the other responsible for Europe, Middle East, Africa and Asia. The company also announced changes in the composition of the Nokia Group Leadership Team.

“As we enter the 5G era, extreme customer focus is a must,” said Nokia President and Chief Executive Officer, Rajeev Suri. “The changes we are announcing today will ensure that we continue to have the senior management capacity necessary for superb customer relationships in a world of increasing speed and complexity. I am extremely pleased that we have two very strong leaders, Ricky Corker and Federico Guillén, to lead these new groups.”

Ricky Corker is appointed President of Customer Operations, Americas. Corker is currently Executive Vice President and President North America, and he has played an instrumental role in returning the business in North America to growth and positioning Nokia strongly in 5G and other technologies. Prior to this he was Head of the Asia Pacific Region and held senior roles in Europe and Australia. He has a degree in Communications and Electronics from RMIT University in Melbourne, Australia. Corker will report to Suri and, effective January 1, 2019, will join the Nokia Group Leadership Team.

Federico Guillén is appointed President of Customer Operations, EMEA & Asia. Guillén is currently President, Fixed Networks, where he has delivered consistently strong financial performance while also investing in future-oriented opportunities such as the cable market.  Prior to this he was President of Alcatel-Lucent Spain and head of the Telefónica account team.  His extensive international experience includes leadership roles across Europe, Latin America, Middle East, Africa and India. He also sits on the board of Nokia Shanghai Bell. He has a degree in Telecommunications Engineering and a Master’s degree in Switching & Communication Architectures from the ETSIT at the Polytechnic University of Madrid. Guillén will continue to report to Suri and remain a member of the Nokia Group Leadership Team. A new leader for Fixed Networks will be announced in due course.

Ashish Chowdhary will continue to lead Customer Operations and remain a member of the Nokia Group Leadership Team until the end of 2018. He will then leave Nokia to take a leadership position in another company.

“Everyone has a time in their career when they want to try something new and, after 15 successful years at Nokia, Ashish has reached that moment,” said Suri. “The decision to leave Nokia was his alone, but he goes with my full support. Ashish has been a close friend, confidant and business partner for many years. He is a person with deep integrity, far-reaching insight, strong leadership skills and a work ethic like few others. I am pleased that he will be joining one of the world’s great companies in a prominent role, and I wish him every success.”

As a result of these changes, Nokia’s Group Leadership Team will, effective January 1, 2019, consist of the following members: Rajeev Suri, Basil Alwan, Hans-Juergen Bill, Kathrin Buvac, Ricky Corker, Joerg Erlemeier, Barry French, Sanjay Goel, Bhaskar Gorti, Federico Guillén, Kristian Pullola, Sri Reddy, Marc Rouanne, Maria Varsellona and Marcus Weldon.

FORWARD LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our expectations around the rollout of 5G services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 4) our ability to retain, motivate, develop and recruit appropriately skilled employees, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Inquiries:

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2018	Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal